UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 20 July 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
:
Competition Tribunal confirms the settlement agreement
between Sasol Nitro and Competition Commission

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896 US8038663006
Share codes: JSE – SOL NYSE – SSL
(“Sasol”)

Competition Tribunal confirms the settlement agreement between
Sasol Nitro and Competition Commission

Subsequent to the confirmation hearing held on 14 July 2010, the
Competition Tribunal today confirmed the settlement agreement between the Competition Commission of South Africa and Sasol
Nitro, a division of Sasol Chemical Industries Limited, relating to allegations of abuse of dominance in its fertiliser
businesses.

In terms of the confirmed settlement Sasol Nitro will restructure its fertiliser business as outlined in the announcement of the settlement agreement of 5 July 2010. No finding was made relating to abuse of dominance and accordingly no administrative penalty was sought. Nevertheless, Sasol believes the restructuring will address the Commission’s concerns regarding its position within the nitrogen based fertiliser value chain.

Sasol Nitro will withdraw from certain downstream activities with increased focus on the core activities of its fertiliser
business.

The confirmed settlement agreement has the effect of a full and final settlement of the alleged contraventions of excessive
pricing and exclusionary practices, which are the subject of the
Nutri-Flo and Profert referrals.

“This settlement agreement will bring about significant changes within Sasol Nitro and is likely to further enhance competition in the downstream fertiliser market while introducing more
downstream players”, Marius Brand, managing director of Sasol
Nitro, said.

“Work has already begun to enable the delivery of these
undertakings in a structured and orderly manner and, in the
interest of our business, our people and our customers, we will work to deliver these undertakings in a timely and responsible manner”, Brand said.

The confirmed settlement agreement, together with the changes to the Sasol Nitro business, will not have a material adverse
financial impact on the Sasol Group.

20 July 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Disclaimer - Forward-looking statements:

In this document we make certain statements that are not
historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return and cost reductions. Words such as "believe",
"anticipate", "expect", "intend", "seek", "will", "plan",
"could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove
incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions
expressed in such forward-looking statements.
These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2009 and in other filings with the United
States Securities and Exchange Commission.

The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment
decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not
undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   20 July 2010
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary